Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated November 13, 2017, with respect to the balance sheets of FundsXpress Financial Network, Inc. as of December 31, 2016 and 2015, and the related statements of operations, changes in net parent investment and cash flows for each of the years then ended.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina
November 30, 2017